January 10, 2018
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 USA Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:    Data I/O Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 28, 2017
File No. 000-10394

Dear Sirs and Mesdames:

We received the Staff's letter to Data I/O Corporation (the Company") dated December 21, 2017.  We are responding to the Staff's letter in accordance with our letter of December 22, 2017 that requested an extension of ten additional days until January 12, 2018.  For your convenience, the Company's response is preceded by the text of the comment from the Comment Letter.
Staff Comment:
You state on page 6 of the 10-K that Bosch accounted for approximately 11% of your 2016 net sales. We are aware of publicly available information stating that Bosch companies are serving North Korea, identifying a Bosch dealer in Sudan and indicating that Bosch has a regional headquarters in Dubai offering products and solutions to customers in Syria. North Korea, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to North Korea, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.
Company Response:
In response to your comment, we searched our corporate information systems records for the period from January 1, 2010 through December 31, 2017.  Based on this review, we determined that during this time, the Company and its subsidiaries sold to Bosch in European countries, China, Malaysia and the U.S.  In addition to the search of our corporate information systems

January 10, 2018

records, we also reviewed our direct and indirect Bosch systems sales from January 1, 2016 to present.  In our system sales, we install, service and support the systems we export so we know the country location for those sales, which have not changed from the original shipping locations.
As a further result of the search outlined above and internal inquiries, the Company can confirm that it has not identified any direct or indirect product shipments, provision of information or technology, provision of services, or payments provided to Syria, Sudan, or North Korea, nor any agreements, arrangements or other contacts with the governments of those countries, including individuals and entities targeted by U.S. sanctions applicable to Syria, Sudan, or North Korea.  The Company does not have any office or other assets, physical presence, operations, employees or agents in Syria, Sudan, or North Korea.  The Company has not made, directly or indirectly, and does not have current plans to have any contacts with the governments of Syria, Sudan, or North Korea, or to the best of its knowledge, with entities controlled by the governments of Syria, Sudan, or North Korea or any entity that is otherwise targeted by U.S. sanctions applicable to Syria, Sudan, or North Korea.
The Company is committed to compliance with U.S. export control and economic sanction laws. The Company has a Code of Ethics that applies to all Company employees wherever they are located or doing business, and which sets forth that all employees must comply with the letter and spirit of the laws which govern their actions and those of the Company and its affiliates. Contractually, we require our sales distributer/representatives to agree to follow U.S. export controls.  As a part of our export compliance program, we place on our sales documents the provision "These commodities are licensed by the U.S. for ultimate destination of (specified location) Diversion contrary to U.S. law prohibited."   As a standard part of export sales we verify that the individual and or entity are not listed and/or in a country that is listed for export control.
If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at Data I/O Corporation at (425) 881-6444 or our counsel, Kimberley Anderson of Dorsey & Whitney LLP, at (206) 903-8803.
Yours truly,
Data I/O Corporation
/s/ Joel Hatlen
Joel Hatlen
Chief Financial Officer

cc:  Kimberley Anderson of Dorsey & Whitney LLP
      Anthony Ambrose, President and CEO of Data I/O Corporation